BORR DRILLING LIMITED

S. E. Pearman Building, 2nd Floor
9 Par-la-Ville Road
Hamilton HM11
Bermuda
+1 (441) 737-0152

July 29, 2019

Via EDGAR
Correspondence Relating to Registration Statement

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn:	Irene Barberena-Meissner
Karina Dorin
Office of Natural Resources

RE:	Borr Drilling Limited (CIK No. 0001715497)
Registration Statement on Form F-1
File No. 333-232594

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Borr Drilling Limited (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement (the “F-1 Registration Statement”) be accelerated by the Securities and Exchange Commission so that the F-1 Registration Statement, as then amended, will be declared effective under the Securities Act at 4 p.m. Eastern Standard Time on July 30, 2019 or as soon thereafter as is practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, covering the common shares, be declared effective concurrently with the F-1 Registration Statement (the F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom (UK) LLP.

We request that we be notified of such effectiveness by a telephone call to James A. McDonald of Skadden, Arps, Slate, Meagher & Flom (UK) LLP at +44 20 7519 7183 and that such effectiveness also be confirmed in writing.

Very truly yours,

BORR DRILLING LIMITED

/s/ Svend Anton Maier
By:	Svend Anton Maier
Title:	Chief Executive Officer

cc:	Rune Magnus Lundetræ, Chief Financial Officer, Borr Drilling Limited
Robert Hingley-Wilson, Chief Accounting Officer, Borr Drilling Limited
James A. McDonald, Partner, Skadden, Arps, Slate, Meagher & Flom (UK) LLP